UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2018 (April 24, 2018)

GLOBALSTAR, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-33117 (Commission File Number)	41-2116508 (IRS Employer Identification No.)

300 Holiday Square Blvd. Covington, LA	70433
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (985) 335-1500

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement
On April 24, 2018, Globalstar, Inc. (“Globalstar”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GBS Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of Globalstar (“Merger Sub”), Thermo Acquisitions, Inc., a Delaware corporation (“Thermo”), the stockholders of Thermo (collectively, the “Thermo Stockholders,” and each, individually, a “Thermo Stockholder”), and Thermo Development, Inc., in its capacity as the representative of the Thermo Stockholders as set forth therein (the “Stockholders’ Representative”). Thermo is controlled by Jay Monroe, Executive Chairman of the Board of Directors and Chief Executive Officer of Globalstar. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Thermo with Thermo continuing as the surviving corporation and a wholly owned subsidiary of Globalstar (the “Merger”). The transaction has been unanimously recommended by the Special Committee of the Board of Directors of Globalstar, consisting entirely of independent directors, and unanimously approved by the full Board of Directors.
Upon the closing of the Merger, Globalstar will acquire (i) over 99% of the equity interests of FiberLight, LLC (“FiberLight” or “FBL”); (ii) $100 million in cash; (iii) 15.5 million shares of common stock of CenturyLink, Inc. (“CTL”); (iv) certain property, and any improvements thereon, located in Covington, Louisiana (the “Subject Property”); (v) development and construction contracts relating to improvements in process on the Subject Property; (vi) that amount in cash as is determined to be necessary to finalize the development of the Subject Property; (vii) a minority interest in Pivotal Commware, Inc.; and (viii) a minority interest in Orion Labs, Inc..

In the transaction, the Stockholders will receive an aggregate number of shares of Globalstar voting common stock or non-voting common stock (collectively, the “Globalstar Common Stock”) with a value equal to $1.645 billion, subject to adjustment (the “Transaction Value”).

The Merger Agreement provides that the value of a share of Globalstar Common Stock for purposes of determining the number of shares issued to the Stockholders in the Merger will be based on the volume-weighted average market price of Globalstar common stock for the 20 trading days immediately preceding the closing, subject to a 120% and 80% collar based on the volume-weighted average market price of Globalstar common stock for the 20 trading days immediately preceding the signing date of April 24, 2018.

The Transaction Value will be equitably adjusted based on the CTL closing stock price on the trading day prior to the closing of the Merger. The Transaction Value also is subject to adjustments based on FBL’s actual EBITDA for the last 12 months preceding closing for which financial statements are available, and based on the amount of net debt less receivables or contingent purchase consideration payable to Globalstar after closing is less or greater than $195 million.

The Merger Agreement contains customary representations, warranties and covenants by Globalstar, Thermo and the Merger Sub and indemnification by the Stockholders, subject to typical exceptions, caps and deductibles. The closing of the Merger Agreement is subject to customary closing conditions, including completion of amendments with Globalstar and FiberLight’s lenders. Globalstar has entered into a non-binding term sheet with the lenders under its BPIFAE Facility Agreement. Globalstar has reached an agreement in principle with its lenders on an amendment of its BPIFAE (formerly known as COFACE) senior debt facility, which is subject in all respects to lender and BPIFAE committee approvals as well as satisfactory final due diligence. Additionally, final amended terms will be subject to documentation in a binding agreement to be agreed among the parties that will be effective concurrent with the closing of the merger. The agreement in principle provides for annual deferrals of principal amortization up to $30 million and a fixed margin of 3.25% over 6 month LIBOR, both subject to liquidity tests performed over time. Additionally, the financial covenants and certain other terms are expected to be amended. FiberLight is seeking an amendment to its $255 million senior debt facility with CoBank, including additional financing capacity to fulfill its current project backlog. FiberLight is requesting that the refinanced credit facility retain its favorable 1% annual principal amortization. Any amended terms are subject in all respects to the approval of CoBank.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1, and incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the transaction parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by the parties in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement.

Voting Agreement

Certain stockholders of Globalstar (collectively, the “Specified Globalstar Stockholders”) entered into a voting agreement with Globalstar, dated April 24, 2018 (the “Voting Agreement”). The Specified Globalstar Stockholders together own, in the aggregate, approximately 53% of the currently outstanding shares of Globalstar’s voting common stock.

Pursuant to the Voting Agreement, each Specified Globalstar Stockholder has agreed, among other things, to vote the shares of Globalstar’s common stock beneficially owned by such Specified Globalstar Stockholders in favor of adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement.

The foregoing is a summary only and does not purport to be a complete description of all of the terms and provisions contained in the Voting Agreements, and is subject to and qualified in its entirety by reference to the Form of Voting Agreement attached hereto as Exhibit 10.1 which is incorporated by reference into this Item 1.01.

Item 7.01 Regulation FD Disclosure.

On April 25, 2018, Globalstar issued a press release in connection with entering into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto. Globalstar has prepared an investor presentation relating to the transaction which was made available beginning on April 25, 2018. A copy of such presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 is being furnished and shall not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise stated in such filing.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits:
2.1†
Agreement and Plan of Merger dated as of April 24, 2018 by and among Globalstar, Inc., GBS Acquisitions, Inc., Thermo Acquisitions, Inc., Stockholders of Thermo Acquisitions, Inc. and Thermo Development, Inc.

10.1	Voting Agreement dated as of April 24, 2018
99.1	Press release dated April 25, 2018
99.2	Investor Presentation dated April 25, 2018
† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Globalstar hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Forward-Looking Statements
Certain statements in this Form 8-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of the Globalstar, FiberLight, and the other assets to be acquired separately and as a combined entity; the timing and consummation of the transactions; the expected benefits of the integration of the companies; the combined company’s plans, objectives, expectations and intentions; the ability of the parties to satisfy the conditions to closing contained in the Merger Agreement, the completion of the 2017 FiberLight audit and the results thereof; any adjustments to the merger consideration, including based on the last twelve months Adjusted EBITDA of FiberLight; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Globalstar and Thermo regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.
It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Globalstar’s voting common stock prior to the closing or following the closing. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the transaction; the possibility of legal or regulatory proceedings (including related to the transaction itself). Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in Globalstar’s reports filed with the SEC available at the SEC’s website at www.sec.gov.
Globalstar does not undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.
No Offer or Solicitation
The information in this Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
Globalstar will file with the SEC a Registration Statement on Form S-4, which will include a prospectus with respect to Globalstar’s shares of common stock to be issued in the transactions and a proxy statement of Globalstar in connection with stockholder approval of the transactions (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Globalstar and will contain important information about the transactions and related matters. GLOBALSTAR STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Globalstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Globalstar by contacting Investor Relations at investorrelations@globalstar.com, or Globalstar, Inc., Attention: Investor Relations, 300 Holiday Square Blvd., Covington, Louisiana 70433. You may also call the Investor Relations Department at (985) 335‑1538.

Participants in the Solicitation

Globalstar and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Globalstar’s stockholders in connection with the transactions and may have direct or indirect interests in the transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transactions will be included in the Proxy Statement/Prospectus that Globalstar will file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSTAR, INC.

/s/ L. Barbee Ponder IV
L. Barbee Ponder IV
General Counsel & Vice President of Regulatory Affairs

Date: April 25, 2018